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                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                                     December 11, 2024

VIA EDGAR
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Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: Pioneer Series Trust X
    Post-Effective Amendment to Registration Statement on Form N-1A File Nos. 333-89354; 811-21108

Ladies and Gentlemen:

   This letter is to respond to comments we received from Ms. Valerie Lithotomos of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding Post-Effective Amendment No. 61 to the Registration Statement on Form N-1A of Pioneer Series Trust X, with respect to its series Pioneer Active Credit Fund (the "Fund"). Following are the Staff's comments and the Fund's responses thereto.

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1.  Comment:   The Staff requested that the Fund confirm that it will update its EDGAR series and class identifiers in its
               Rule 485(b) filing to reflect the Fund's new name.

    Response:  The Fund confirms that it will update its EDGAR series and class identifiers in its Rule 485(b) filing to reflect the Fund's new name.

2.  Comment:   The Staff noted disclosure in the prospectus with respect to a potential reorganization of the Fund into a newly established fund advised by Victory Capital Management Inc. and requested that the Fund supplementally explain the timing of this transaction and any impact on the effectiveness of the Registration
               Statement.

    Response:  The Fund notes that, as explained in the prospectus disclosure, the parent company of the Fund's investment adviser has entered into an agreement to combine the adviser with Victory Capital Holdings, Inc. (the
               "Transaction") and that, under the terms of the Transaction, the Board of Trustees of the Fund will be asked to approve a reorganization of the Fund into a corresponding, newly established fund advised by Victory
               Capital Management Inc. The Fund notes that the reorganization is subject to Board and shareholder approval and, if approved by the Board and shareholders, is not expected to occur until 2025. Accordingly, it is not expected that the Transaction or the reorganization will have any impact on the effectiveness of the
               Registration Statement, which is expected to become effective on December 27, 2024 pursuant to Rule
               485(a)(1).
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                          Morgan, Lewis & Bockius LLP

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3.  Comment:   The Staff noted that the Fund states under "Fees and Expenses of the Fund" that "If you invest in Class K shares or Class Y shares through an investment professional or financial intermediary, that investment professional or financial intermediary may charge you a commission. Such commissions, if any, are not charged by the fund and are not reflected in the fee table or expense example below." The Staff noted that such statements do not appear to be consistent with Item 3 of Form N-1A and requested that the Fund explain why such statements are included in the disclosure.

    Response:  The Fund notes that Class K shares and Class Y shares are "clean shares" that are eligible to rely on the no-action letter granted by the Staff to the Capital Group (January 11, 2017), and that the Fund believes that the disclosure referred to by the Staff is consistent with the disclosure required by such letter.

4.  Comment:   The Staff noted that the Fund refers to Acquired Fund Fees and Expenses multiple times in the Fee Table and suggested that the Fund consider revising the presentation to avoid possible confusion.

    Response:  The Fund notes that the references to Acquired Fund Fees and Expenses in the Fee Table reflect that total annual fund operating expenses in the table, before and after fee waivers and expense reimbursements, are higher than the corresponding ratios of expenses to average net assets shown in the Financial Highlights section, which do not include Acquired Fund Fees and Expenses, as explained in Footnote 2 to the Fee Table.
               The Fund believes that the presentation of Acquired Fund Fees and Expenses in the Fee Table is consistent with Form N-1A and that no change to the presentation is required.

5.  Comment:   The Staff noted that the fixed income investments in which the Fund may invest for purposes of its 80%
               investment policy include insurance-linked securities. The Staff requested that the Fund supplementally explain what insurance-linked securities are and how they operate, and why insurance-linked securities should be considered fixed income securities for purposes of the Fund's 80% investment policy.

    Response:  The Fund notes that, as explained in the section of the prospectus titled "More on the Fund's investment objective and strategies," ILS include event-linked bonds as well as securities issued by special purpose vehicles or similar instruments structured to comprise a portion of a reinsurer's catastrophe-oriented business, known as quota share instruments (sometimes referred to as reinsurance sidecars), or to provide reinsurance relating to specific risks to insurance or reinsurance companies through a collateralized instrument, known as collateralized reinsurance. The Fund notes that structured reinsurance investments also may include industry loss warranties ("ILWs"), which may take the form of a bilateral reinsurance contract, derivatives, collateralized structures, or exchange-traded instruments. The Fund notes that event-linked bonds are typically liquid, investment grade securities that have maturities between three and five years, whereas quota shares, collateralized reinsurance investments and industry loss warranties are typically rated below investment grade or unrated, have maturities that generally do not exceed two years, and are generally less liquid or illiquid.

               As explained in the prospectus, the Fund is entitled to receive principal and interest and/or dividend payments from an investment in an ILS so long as no trigger event occurs of the description and magnitude specified by the instrument. Trigger events, generally, are hurricanes, earthquakes, or other natural events of a specific size or magnitude that occur in a designated geographic region during a specified time period,
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                and/or that involve losses or other metrics that exceed a specific amount. Thus, as indicated above, an investment in an ILS is expected to provide the Fund with a stream of fixed income. Accordingly, the Fund believes that it is appropriate to consider ILS fixed income securities for purposes of the Fund's 80%
                investment policy.

6.   Comment:   The Staff noted that the Fund states that it may invest in securities of issuers in emerging markets, and requested the Fund confirm that it has disclosed how the Fund defines emerging markets.

     Response:  The Fund confirms that it has disclosed how the Fund defines emerging markets in the section of the prospectus titled "More on the Fund's investment objective and strategies." The Fund notes that it states that the Fund considers emerging market issuers to include issuers organized under the laws of an emerging market country, issuers with a principal office in an emerging market country, issuers that derive at least 50%
                of their gross revenues or profits from goods or services produced in emerging market countries or sales made in emerging market countries, or issuers that have at least 50% of their assets in emerging market countries. Emerging markets generally will include, but not be limited to, countries included in the Morgan
                Stanley Capital International (MSCI) Emerging + Frontier Markets Index.

7.   Comment:   The Staff noted that the Fund states that in may invest in equity-linked notes (ELNs). The Staff requested that the Fund supplementally explain if the Fund considers ELNs to be fixed income securities for purposes of the
                Fund's 80% investment policy and, if so, to explain why ELNs should be considered fixed income securities.

     Response:  The Fund confirms that it does not count ELNs as fixed income securities for purposes of the Fund's 80%
                investment policy.

8.   Comment:   The Staff noted that the Fund states that it may invest in equity securities and requested that the Fund supplementally confirm that investments in equity securities are not included in determining compliance with the Fund's 80% investment policy.

     Response:  The Fund confirms that it does not include equity securities in determining compliance with the Fund's 80%
                investment policy.

9.   Comment:   The Staff noted that the Fund states it may hold cash or other short-term investments and requested that the
                Fund supplementally confirm that it makes such investments for short-term defensive purposes.

     Response:  The Fund confirms that it holds cash or short-term investments pending investments to meet its investment objective, to meet redemption requests and for short-term defensive purposes, consistent with the disclosure in the prospectus.

10.  Comment:   The Staff requested that the Fund confirm that the correct date is referenced in the statement under "The
                Fund's past performance" that the Fund changed its name, investment objective and investment strategies effective December 2, 2024.

     Response:  The Fund confirms that December 2, 2024 is the effective date for the changes to the Fund's name, investment objective and investment strategies.
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11.  Comment:   The Staff requested that the Registrant revise the Fund's fundamental policy regarding concentration in accordance with Section 8(b)(1) of the Investment Company Act of 1940 (the "1940 Act") and Item
                16(c)(1)(iv) of Form N-1A to provide that the Fund may not make any investment if, as a result the Fund's investments will be concentrated in any one industry or group of industries.
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     Response:  The Registrant acknowledges the Staff's comment. The Registrant notes that it believes that the Fund's policy addresses the requirements of Section 8(b)(1) of the 1940 Act. The Registrant also notes that the formulation of the Fund's concentration policy is consistent with the formulation adopted by the other funds in the Pioneer fund family and has been reviewed by the Staff on multiple occasions, including prior to the submission of the policy to shareholders of various Pioneer funds for approval.
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   Please call the undersigned at (617) 951-8458 or Toby Serkin at (617)
951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz

                                                  Jeremy Kantrowitz

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